FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2004

ROYAL CARIBBEAN CRUISES LTD.

1050 Caribbean Way, Miami, Florida 33132
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                                                 Form 20-F |X|                                         Form 40-F |_|

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                                                       Yes |_|                                                    No |X|

         [If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______.]

The following documents are being furnished by Royal Caribbean Cruises Ltd. pursuant to this Report on Form 6-K:

Document No. 1       Notice dated April 22, 2004 of Annual Meeting of Shareholders of Royal Caribbean
                                    Cruises Ltd. and accompanying Proxy Statement.

Document No. 2        Proxy

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL CARIBBEAN CRUISES LTD. (Registrant) /S/ MICHAEL J. SMITH —————————————— Michael J. Smith Vice President
Date: April 30, 2004

DOCUMENT NO. 1

ROYAL CARIBBEAN CRUISES LTD. 1050 Caribbean Way Miami, Florida 33132

Notice of Annual Meeting of Shareholders
To Be Held May 25, 2004

To the Shareholders of
ROYAL CARIBBEAN CRUISES LTD.

Notice is hereby given that the Annual Meeting of Shareholders of Royal Caribbean Cruises Ltd. (the “Company”) will be held at 9:00 A.M. on Tuesday, May 25, 2004 at the Hyatt Regency, 400 SE 2nd Avenue, Miami, Florida.

The Annual Meeting will be held for the following purposes:

1.	To elect four directors to the Company’s Board of Directors;

2.	To approve the amended and restated 2000 Stock Award Plan;

3.	To ratify the selection of independent certified public accountants; and

4.	To transact such other business as may properly come before the meeting and any adjournment thereof.

The Board of Directors has fixed the close of business on March 26, 2004 as the record date for the determination of shareholders entitled to notice of and to vote at the meeting or any adjournment thereof.

All shareholders are cordially invited to attend the meeting in person. Whether or not you expect to attend in person, it is requested that you promptly fill in, sign and return the enclosed proxy card.

By Order of the Board of Directors

Michael J. Smith, Secretary

April 22, 2004

ROYAL CARIBBEAN CRUISES LTD.
1050 Caribbean Way
Miami, Florida 33132

PROXY STATEMENT
FOR ANNUAL MEETING OF SHAREHOLDERS
To Be Held May 25, 2004

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Royal Caribbean Cruises Ltd. (the “Company”) from holders of the Company’s common stock, par value $.01 per share, for use at the Annual Meeting of Shareholders to be held on May 25, 2004, and any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of Meeting and described in more detail herein.

All properly executed proxies will be voted in accordance with the instructions contained thereon, and if no choice is specified, the proxies will be voted for the election of the directors named elsewhere in this Proxy Statement, for approval of the amended and restated 2000 Stock Award Plan, and for ratification of the selection of independent certified public accountants. Abstentions are counted as present in determining the existence of a quorum but will not have the effect of votes in opposition to the election of a director or a “no” vote on proposals 2 or 3.

Any proxy may be revoked by a shareholder at any time before it is exercised by giving written notice to that effect to the Secretary of the Company or by signing and submitting a later-dated proxy. Shareholders who attend the Annual Meeting may revoke any proxy previously granted and vote in person.

The Board of Directors has fixed March 26, 2004 as the record date for determining the shareholders entitled to notice of and to vote at the Annual Meeting.

VOTING SECURITIES

As of March 26, 2004, the Company had outstanding 198,195,228 shares of common stock. Holders of record of the common stock at the close of business on March 26, 2004 are entitled to vote at the Annual Meeting. Each outstanding share is entitled to one vote.

PRINCIPAL SHAREHOLDERS

      The following table sets forth certain information regarding the beneficial ownership of the common stock as of February 27, 2004 (i) by each person who is known by the Company to own beneficially more than 5% of the outstanding common stock and (ii) by all of the Company’s directors and officers as a group.

	Number of	Percentage
Name	Shares(1)	Ownership

A. Wilhelmsen AS(2)	42,966,472	21.7%
Cruise Associates(3)	48,281,900	24.4%
Oppenheimer Funds, Inc.(4)	10,452,240	5.3%
All Directors and Officers(5)	48,163,085	23.9%

(1)	For purposes of this table, any security which a person or group has a right to acquire within 60 days of February 27, 2004 is deemed to be owned by such person or group. Such security is deemed to be outstanding for the purpose of computing the percentage ownership of such person or group, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person or group.
(2)	A. Wilhelmsen AS is a Norwegian corporation, the indirect beneficial owners of which are members of the Wilhelmsen family of Norway.
(3)	Cruise Associates is a Bahamian general partnership, the indirect beneficial owners of which are various trusts primarily for the benefit of certain members of the Pritzker family and various trusts primarily for the benefit of certain members of the Ofer family.
(4)	According to a Schedule 13G filed by Oppenheimer Funds, Inc. on February 10, 2004 with the United States Securities and Exchange Commission, Oppenheimer Funds, Inc. beneficially owns 10,452,240 shares of common stock. According to the Schedule 13G, Oppenheimer Funds, Inc. is an investment advisor.
(5)	Amount includes 42,966,472 shares held by A. Wilhelmsen AS, of which Arne Alexander Wilhelmsen is a director. Amount also includes (i) 3,422,326 shares of common stock issuable upon exercise of options granted to directors and officers of the Company, (ii) 1,071,412 shares of common stock held by Monument Capital Corporation (“Monument”), a Liberian corporation as nominee for various trusts primarily for the benefit of certain members of the Fain family, (iii) 576,384 shares of common stock issued to a trust for the benefit of Mr. Fain and (iv) 247 shares of common stock held by Mr. Fain’s minor daughter. Mr. Fain disclaims beneficial ownership of some or all of the shares of common stock referred to in (ii), (iii) and (iv) above. Amount does not include shares held by Cruise Associates.

SHAREHOLDERS AGREEMENT

A. Wilhelmsen AS (“Wilhelmsen”) and Cruise Associates are parties to a Shareholders Agreement dated as of February 1, 1993 as amended (the “Shareholder Agreement”) and, pursuant thereto, have agreed upon certain matters relative to the organization and operation of the Company and certain matters concerning their respective ownership of the Company’s voting stock. Pursuant to the Shareholders Agreement, Wilhelmsen and Cruise Associates have agreed to vote their shares of common stock in favor of the following individuals as directors of the Company: (i) up to four nominees of Wilhelmsen (at least one of whom must be independent); (ii) up to four nominees of Cruise Associates (at least one of whom must be independent); and (iii) one nominee who must be Richard D. Fain or such other individual who is then employed as the Company’s chief executive officer.

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Of the persons nominated for election at the 2004 Annual Meeting, Wilhelmsen has nominated Tor B. Arneberg and Gert W. Munthe and Cruise Associates has nominated Thomas J. Pritzker. Of the remaining directors, Wilhelmsen nominated Arvid Grundekjoen and Arne Alexander Wilhelmsen and Cruise Associates nominated Bernard W. Aronson, Laura Laviada and Eyal Ofer.

PROPOSAL 1: ELECTION OF DIRECTORS

The Board of Directors is currently divided into three classes. The current term of office of directors in Class II expires at the 2004 Annual Meeting. The Board of Directors proposes that the nominees described below, all whom are currently serving as Class II directors, be elected for a new term of three years and until their successors are duly elected and qualified.

Each of the nominees has consented to serve as a director. If any of them become unavailable to serve as a director, the Board may designate a substitute nominee. In that case, the persons named as proxies will vote for the substitute nominee named by the Board.

The directors standing for election are:

Class II

Tor B. Arneberg, 75, has served as a Director since November 1988. Mr. Arneberg is a senior advisor and has served as an Executive Vice President of Nightingale & Associates, a management consulting company, since 1982. From 1975 until 1982, Mr. Arneberg co-founded and operated AgTek International, a company involved in the commercial fishing industry. Prior thereto, Mr. Arneberg was director of marketing for Xerox Corporation. He is an executive trustee and vice president of the American Scandinavian Foundation and is an investor and member of the Board of Directors of Precision Contract Manufacturing, Inc. in Springfield, Vermont. Mr. Arneberg received a silver medal in the 1952 Summer Olympics in Helsinki, Finland as a member of the Norwegian Olympic Yachting Team. Mr. Arneberg is Chairman of the Company’s Compensation Committee and serves on the Company’s Audit Committee.

William L. Kimsey, 61, has served as a Director since April 2003. Mr. Kimsey was employed for 32 years through September 2002 with the independent public accounting firm Ernst & Young. From 1998 through 2002, Mr. Kimsey served as the Chief Executive Officer of Ernst & Young Global and Global Executive Board member of Ernst & Young and from 1993 through 1998 as the Firm Deputy Chairman and Chief Operating Officer. Among other responsibilities during his tenure with Ernst & Young, Mr. Kimsey oversaw the successful combination of Ernst & Young with over 55 former Arthur Andersen practices throughout the world. Mr. Kimsey also serves on the board of Western Digital Corporation, Parsons Corporation and Accenture, Ltd. Mr. Kimsey is a certified public accountant and a member of the American Institute of Certified Public Accountants. Mr. Kimsey is Chairman of the Company’s Audit Committee and serves as the Committee’s financial expert as such term is defined under the rules of the Securities and Exchange Commission.

Gert W. Munthe, 47, has served as a director since May 2002. Since September 2002, Mr. Munthe has served as managing partner of Ferd Private Equity, a private equity company that focuses on mid-cap companies in the technology area. From 1994 through January 2000, Mr. Munthe was a director of Alpharma, Inc., a New York Stock Exchange-listed life science company active in animal health and generic pharmaceuticals, and served as its Chief Operating Officer from 1998 until 1999 and as its Chief Executive Officer in 1999. From 1993 through 1998, Mr. Munthe was the President and Chief Executive Officer of NetCom, a leading wireless telecommunication operator in Norway that was listed on the Oslo and London Stock Exchanges. Mr. Munthe is

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a director of Anders Wilhelmsen & Co AS. He served in the Royal Norwegian Navy and was previously with McKinsey & Co. Mr. Munthe serves on the Company’s Audit and Compensation Committees.

      Thomas J. Pritzker, 53, has served as a Director since February 1999. Mr. Pritzker is Chairman and Chief Executive Officer of The Pritzker Organization and Hyatt Corporation. He is Chairman of Hyatt International and a partner in the law firm of Pritzker & Pritzker. Mr. Pritzker is a member of the Board of Trustees of the University of Chicago and the Art Institute of Chicago. Mr. Pritzker is Chairman of the Company’s Nominating and Director Affairs Committee.

      The election of each of the nominees to the Board of Directors requires the approval of a majority of the votes cast at the Annual Meeting.

      The Board of Directors unanimously recommends a vote FOR the election of each of the nominees named above.

Directors Continuing in Office

Class III Directors

     The following Class III directors are serving for a term ending in 2005

     Laura Laviada, 53, has served as a Director since July 1997. In 2002, she founded Area Editores, a publishing company specializing in art and architectural books. Currently, she is actively involved in the restoration and development of Mexico City’s historic district. Prior to 2000, Ms. Laviada was the Chairman and Chief Executive Officer of Editorial Televisa, the largest Spanish language magazine publisher in the world with 40 titles distributed throughout 19 countries. In October 2000, Ms. Laviada sold her equity interest in the company and is currently involved in several non-profit organizations, including Pro-mujer, an organization that provides credit and micro-enterprise training for women in Mexico. Ms. Laviada serves on the Company’s Compensation Committee.

     Eyal Ofer, 53, has served as a Director since May 1995. Mr. Ofer has served as the Chairman of Carlyle M.G. Limited since May 1991. Mr. Ofer serves on the Company’s Nominating and Director Affairs and the Environmental Committees.

     William K. Reilly, 64, has served as a Director since January 1998. Mr. Reilly is the Chief Executive Officer of Aqua International Partners, an investment group that finances water companies and projects in developing countries. From 1989 to 1993, Mr. Reilly served as the Administrator of the U.S. Environmental Protection Agency. He has also previously served as the Payne Visiting Professor at Stanford University’s Institute of International Studies, president of World Wildlife Fund and of The Conservation Foundation. He is Chairman of the World Wildlife Fund and also serves on the board of trustees of the American Academy in Rome, the National Geographic Society and the Packard Foundation. He also serves as a director of Dupont, Conoco, Ionics, Eden Springs and Evergreen Holdings. Mr. Reilly is Chairman of the Company’s Environmental Committee.

     Arne Alexander Wilhelmsen, 38, has served as a director since May 2003. Mr. Wilhelmsen is Executive Vice President in the Anders Wilhelmsen & Co. Group of companies and has held a variety of managerial positions within the group of companies since 1995. Mr. Wilhelmsen is a member of the board of directors of A. Wilhelmsen AS and various other business units within the A. Wilhelmsen group of companies. From 1996 through 1997, Mr. Wilhelmsen was engaged as a marketing analyst for the Company and since 2001 has served as a member of the board of directors of Royal Caribbean Cruise Line AS, a wholly owned subsidiary of the

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Company that is responsible for the sales and marketing activities of the Company in Europe. Mr. Wilhelmsen has a Masters of Business Administration from IMD, Lausanne, Switzerland. Mr. Wilhelmsen serves on the Company’s Nominating and Director Affairs Committee.

Class I Directors

     The following Class I directors are serving for a term ending in 2006

     Bernard W. Aronson, 57, has served as a Director since July 1993. Mr. Aronson is currently Managing Partner of ACON Investments, LLC. Prior to that he served as international advisor to Goldman, Sachs & Co. From June 1989 to July 1993, Mr. Aronson served as Assistant Secretary of State for Inter-American Affairs. Prior to that, Mr. Aronson served in various positions in the private and government sectors. Mr. Aronson is a member of the Council on Foreign Relations. Mr. Aronson is a director of Liz Claiborne, Inc. and Hyatt International. Mr. Aronson serves on the Company’s Audit and Compensation Committees.

     John D. Chandris, 54, has served as a Director of the Company since July 1997. Mr. Chandris is Chairman of Chandris (UK) Limited, a shipbrokering office based in London, England. Until September 1997, Mr. Chandris served as Chairman of Celebrity Cruise Lines Inc. Mr. Chandris is a director of various real estate companies in the United Kingdom, in particular, Leathbond Limited, London Cambridge Properties Limited and Ringmerit Limited. Mr. Chandris serves on the Board of the classification society, Lloyd’s Register. Mr. Chandris serves on the Company’s Environmental Committee.

     Richard D. Fain, 56, has served as a Director since 1981 and as Chairman and Chief Executive Officer of the Company since 1988. Mr. Fain is Chairman of the International Council of Cruise Lines, an industry trade organization, and is a director of First Choice Holidays PLC. Mr. Fain has been involved in the shipping industry for over 25 years.

     Arvid Grundekjoen, 48, has served as a Director since November 2000. He is President and Chief Executive Officer of Anders Wilhelmsen & Co. AS and serves as Chairman of the supervisory boards of Linstow AS and Creati AS. Mr. Gundekjoen has previously served as President of Teamco, a data processing and information technology company. Mr. Grundekjoen serves on the Company’s Nominating and Director Affairs Committee.

PROPOSAL 2: APPROVAL OF THE AMENDED AND RESTATED 2000 STOCK AWARD PLAN

     Prior to September 2003, the 2000 Stock Award Plan was known as the 2000 Stock Option Plan and provided for the issuance of nonqualified options to purchase up to 13,000,000 shares of common stock to directors, officers and other key employees of the Company and its subsidiaries. In order to provide greater flexibility and increased variety to incentives that may be awarded to directors, officers and other key employees, the Board of Directors amended the Plan in September 2003, and amended and restated it in February 2004, to provide for the grant of, in addition to nonqualified stock options, (i) incentive stock options, (ii) stock appreciation rights, (iii) restricted stock, (iv) restricted stock units and (v) performance shares. The maximum number of shares with respect to which awards may be granted under the 2000 Stock Award Plan, subject to adjustments in the event of stock splits, share combinations or similar occurrences, remains at 13,000,000.

     The Compensation Committee of the Board of Directors (the “Committee”) has authority to grant awards under the 2000 Stock Award Plan to those directors, officers and key employees of the Company and its subsidiaries designated by the Committee. Any awards granted under the 2000 Stock Award Plan, other than nonqualified stock options, are conditioned upon shareholder approval of the amended and restated plan at the 2004 annual meeting of shareholders.

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     As provided by the terms of the Plan, a nonqualified stock option or an incentive stock option provides the recipient the right to purchase from the Company a stated number of shares at an option price per share fixed by the Committee, but not less than the fair market value of the common stock on the date of the option grant. The options are subject to a vesting schedule that may be accelerated at the discretion of the Committee. The incentive stock options are intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended.

     The stock appreciation right is an award which gives the recipient the right to receive an amount in cash or in shares of common stock based on the appreciation in the value of the common stock over the base price established in the award, at times and upon conditions approved by the Committee. The base price may not be less than the fair market value of the common stock of the Company on the date of the award.

The restricted stock is an award of shares of common stock that is subject to a risk of forfeiture of ownership back to the Company for a period of time specified by the Committee. Such forfeiture may be conditioned on the continued performance of services or the achievement of individual, divisional or corporate goals as the Committee may determine. For the same period of time as the risk of forfeiture, the restricted stock will also be subject to restrictions of transfer and such other restrictions on incidents of ownership as the Committee may determine.

     The restricted stock unit is an award payable in cash or shares of common stock of the Company and represented by a bookkeeping credit, in which both the number of shares, and the date for transfer of the shares or cash to the recipient (the “settlement date”) are fixed on the date of grant, subject to any subsequent deferral election by the recipient. The value of each restricted stock unit equals the fair market value of a share of stock, as such value may change up to the settlement date. The actual payment of cash or stock on the settlement date may be made contingent, at the discretion of the Committee, on solely continued service or both continued service and the achievement of an individual, divisional or corporate goal.

     The performance share is a variable award payable in cash or shares of common stock of the Company and represented by a bookkeeping credit, in which the number of shares, or value thereof, to be transferred to the recipient at the end of a performance measurement period will be a function of both continued service and the relevant achievement of individual, divisional or corporate goals. The value of each performance share will equal the fair market value of a share of common stock, as such value may change up to the date the performance share vests in accordance with the terms of the performance share award.

     The approval of the amended and restated 2000 Stock Award Plan requires the approval of a majority of the votes cast at the Annual Meeting.

     The full text of the amended and restated 2000 Stock Award Plan is attached as Annex A to this proxy statement and readers are urged to refer to it for a complete description of the terms of the Plan.

     The Board of Directors unanimously recommends a vote FOR the approval of the amended and restated 2000 Stock Award Plan.

PROPOSAL 3: RATIFICATION OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

     PricewaterhouseCoopers LLP has been appointed as independent certified public accountants of the Company for the fiscal year ending December 31, 2004. PriceWaterhouseCoopers LLP has served as the Company’s independent accountants for over 15 years. A representative of PricewaterhouseCoopers LLP will be

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present at the Annual Meeting to respond to appropriate questions from the shareholders and to make a statement if the representative desires to do so.

     The Board of Directors unanimously recommends a vote FOR ratification of the selection of PricewaterhouseCoopers LLP as independent certified public accountants for the 2004 fiscal year.

OTHER MATTERS

     The Board of Directors has no knowledge of any other matters that may come before the Annual Meeting. If any other matters shall properly come before the meeting, the persons designated as proxies will have discretionary authority to vote the shares thereby represented in accordance with their best judgment.

CORPORATE GOVERNANCE

     The Company has adopted corporate governance standards which, along with board committee charters and key committee practices, provide the framework for the governance of the company. The corporate governance standards address such matters as director qualifications, director independence, director compensation, board committees and committee evaluations. The Company believes that the corporate governance standards comply with the corporate governance rules recently adopted by the New York Stock Exchange. A copy of the corporate governance standards of the Company is posted in the corporate governance section on the Company website at www.rclinvestor.com.

     The corporate governance standards contain guidelines established by the board to assist it in determining director independence as defined by the listing standards of the New York Stock Exchange. Based on the guidelines contained in these standards, the board has determined that all of the directors are independent with the exception of Messrs. Fain and Reilly.

     The corporate governance standards provide that, in addition to regularly scheduled Board meetings, non-management directors will hold two regularly scheduled meetings a year and the independent directors will hold one regularly scheduled meeting a year. The Chairman of the Nominating and Director Affairs Committee of the Board will preside at such meetings.

     The Board of Directors has established an Audit Committee, a Nominating and Director Affairs Committee, a Compensation Committee and an Environmental Committee. All of the members of the Audit, Nominating and Director Affairs, and a majority of the members of the Environmental Committee, are independent. The functions of each of the principal committees are described below, and a copy of the charter of each committee is posted in the corporate governance section on the Company web site at www.rlcinvestor.com.

     The Compensation Committee approves and evaluates the compensation plans, policies and programs applicable to the executives of the Company, including the administration of the stock award plans and the granting of awards under the plans. Among other responsibilities, the Compensation Committee reviews and approves corporate goals of the Company and objectives relevant to the compensation of the Chief Executive Officer of the Company and sets compensation levels based on this evaluation.

     The Audit Committee assists the Board of Directors in the oversight of the integrity of the financial statements of the Company, the qualifications and independence of the independent auditor, the performance of the internal audit function of the Company and of the independent auditor, and compliance by the Company with related legal and regulatory requirements. In furtherance of this purpose, the Audit Committee regularly reviews

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and discusses with management and the independent auditor the annual audited and quarterly financial statements of the Company.

     The Nominating and Director Affairs Committee assists the Board by identifying qualified individuals for nomination as members of the Board of Directors and of Board committees, recommending to the Board corporate governance guidelines, reviewing and making recommendations to the Board concerning Board committee structure, operations and board reporting and evaluating board and management performance.

     The Board has adopted a Code of Business Conduct and Ethics that applies to all employees of the Company. A copy of the Code of Business Conduct and Ethics is posted in the corporate governance section on the Company web site at www.rclinvestor.com.

SHAREHOLDER COMMUNICATIONS

     Shareholders who wish to communicate with non-management members of the Board of Directors can address their communications to the attention of the Corporate Secretary of the Company at its principal address or at msmith@rccl.com. The Corporate Secretary will maintain a record of all such communications and promptly forward to the Chairman of the Nominating and Director Affairs Committee (the “Committee Chair”), who presides at meetings of the independent directors, those that the Corporate Secretary believes require immediate attention. The Corporate Secretary shall periodically provide the Committee Chair with a summary of all such communications. The Committee Chair shall notify the Board of Directors or the chairs of the relevant committees of the Board of those matters that he or she believes are appropriate for further action or discussion.

PROPOSALS OF SHAREHOLDERS

           Proposals of shareholders intended to be presented at the Company’s next annual meeting of shareholders must be received by the Secretary of the Company no later than January 25, 2005 at the Company’s executive offices: 1050 Caribbean Way, Miami, Florida 33132

Michael J. Smith,
Secretary

Dated: April 22, 2004

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Annex A

Royal Caribbean Cruises Ltd. Amended and Restated 2000 Stock Award Plan

Table of Contents

Section 1. Purpose and Effectiveness

            The purpose of this amended and restated Royal Caribbean Cruises Ltd. 2000 Stock Award Plan (the “Plan”) is to promote the success of Royal Caribbean Cruises Ltd. (the “Company”) by providing a method whereby both employees and directors of the Company and its Affiliates may be encouraged to increase their proprietary interest in the Company’s business. By offering incentive compensation opportunities that are based on the Company’s common stock, the Plan will motivate Participants to achieve long-range goals, further identify their interests with those of the Company’s other shareholders, and promote the long-term financial interest of the Company. The Plan is further intended to aid in attracting persons of exceptional ability and leadership qualities to become officers, employees, and directors of the Company and its Affiliates.

            The Plan was amended and restated in its entirety effective February 3, 2004 (the “Effective Date”) and shall be subject to approval at the 2004 annual meeting of the Company’s shareholders. Any Awards granted under the Plan prior to such stockholder approval, other than Nonqualified Options authorized under the Plan prior to this amendment and restatement, shall be conditioned upon such shareholder approval and shall be null and void if such approval is not obtained.

            The Plan shall be unlimited in duration and, in the event of Plan termination, shall remain in effect as long as any Awards under it are outstanding; provided, however, that no Awards may be granted under the Plan after September 1, 2009.

            Awards made under the Plan may be in the form of Incentive Options, Nonqualified Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, and Performance Shares, each as defined in Section 5(a) of the Plan and as the Committee shall, in its sole discretion, decide.

Section 2. Definitions and Rules of Construction

             (a)     Defined Terms. Capitalized terms not defined elsewhere in the Plan shall have the following meanings (whether used in the singular or plural):

“Affiliate” means any business entity, regardless of whether organized as a corporation, limited liability company, partnership or any other legal form, in which the Company has (i) an ownership of 50% or greater, or (ii) in the sole discretion of the Committee, a controlling interest.

“Agreement” means a written agreement between a Participant and the Company that sets out the terms of the grant of an Award, as any such Agreement may be supplemented or amended from time to time.

“Award” means any award or benefit granted under the Plan, as further defined in Section 5 of the Plan.

“Beneficiary” means the individual(s) designated by the Participant to succeed to his/her rights in all Awards granted to him/her under the Plan in the eventuality of his/her death or mental incapacity.

“Board” means the Board of Directors of the Company.

“Code” means the Internal Revenue Code of 1986, as amended from time to time, or any successor statute or statutes thereto. Reference to any specific Code section shall include any successor section.

“Committee” means the Compensation Committee of the Board of Directors of the Company.

“Company” means Royal Caribbean Cruises Ltd. and any successor entity.

“Date of Grant” means the date on which the Committee takes the corporate actions necessary to fix the major terms of an Award to a specified Eligible Individual, including, in the case of an Option, the number of Shares subject to the Option and the applicable Exercise Price.

“Director” means a duly elected or appointed member of the Company’s Board of Directors.

“Disability” means permanent and total disability as defined in Section 22(e) of the Code.

“Eligible Individual” means an Employee or Director, who is described in Section 3.

“Employee” means an individual who is employed by the Company or any Affiliate of the Company. The term “Employee” will also include an individual who is granted an Award, in connection with his/her hiring by the Company or any Affiliate, prior to the date the individual first becomes an Employee, but if and only if such Award does not vest prior to the date the individual first becomes an Employee.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time, or any successor statute or statutes thereto. Reference to any specific ERISA section shall include any successor section.

“Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time, or any successor statute or statutes thereto. Reference to any specific Exchange Act section shall include any successor section.

“Executive Officer” means executive officer as defined in Rule 3b-7 under the Exchange Act, provided that, if the Board has designated the executive officers of the Company for purposes of reporting under the Exchange Act, the designation by the Board shall be conclusive for purposes of the Plan.

“Exercise Price” means the price that must be paid by an Optionee upon exercise of an Option to purchase a share of Stock.

“Fair Market Value” of a Share of Stock as of any date means the mean between the opening and ending of day reported sale prices of the Stock (i) on that date on the principal exchange or market on which the Stock is then listed or admitted to trading, or (ii) if the day is not a date on which such exchange or market is open, the last preceding date on which there was a sale of such Stock on such exchange or market.

“Option” means a Nonqualified Option or an Incentive Option.

“Optionee” means an Eligible Individual who has received an Option under this Plan, for the period of time during which such Option is held in whole or in part.

“Option Shares” means, with respect to any Option granted under this Plan, the Stock that may be acquired upon the exercise of such Option.

“Participant” means an Eligible Individual who has received an Award under this Plan.

“Plan” means this Royal Caribbean Cruises Ltd. 2000 Stock Incentive Plan, as amended from time to time.

“Secretary” means the secretary of the Company or his/her designee.

“Settlement Date” means the date on which Stock, cash, cash equivalents, or any combination thereof are transferred by the Company to a Participant with respect to, and in settlement of, a prior contractual commitment made by the Company to such Participant under the Plan in the form of Restricted Stock Units or Performance Shares.

“Shares” or “Stock” mean shares of the common stock of the Company, par value $.01, subject to any adjustments made under Section 7 or by operation of law.

“Subsidiary” of the Company means any present or future subsidiary (as that term is defined in Section 424(f) of the Code) of the Company An entity shall be deemed a subsidiary of the Company for purposes of this definition only for such periods as the requisite ownership or control relationship is maintained.

“Termination of Service,” “Terminate” or “Termination” occurs when a Participant ceases to be an Employee of, or ceases to be a Director of, the Company and its Affiliates, as the case may be, for any reason.

“Vested,” “Vest” and “Vesting” means (i) with respect to any portion of an Award, that legal ownership of such portion of the Award will not be forfeited by the Participant pursuant to the provisions of this Plan in the event the Participant Terminates Service with the Company or any Affiliate, and (ii) with respect to any portion of an Option, that such portion of the Option may be exercised, unless such exercise is prohibited by law or by other provisions of the Plan.

“Vesting Date” with respect to any Award granted hereunder means the date on which such Award becomes Vested, as designated in or determined in accordance with the Plan and with the Agreement with respect to such Award. If more than one Vesting Date is designated for an Award, reference in the Plan to a Vesting Date in respect of such Award shall be deemed to refer to each part of such Award and the Vesting Date for such part.

              (b)      Rules of Construction. Where the context permits, words in any gender shall include the other gender, words in the singular shall include the plural, and the plural shall include the singular.

Section 3. Eligibility and Participation

            The persons who shall be eligible to participate in the Plan and to receive Awards shall be such Employees (including officers) and Directors as the Committee, in its sole discretion, shall select. Awards may be made to Eligible Individuals who hold or have held Awards under this Plan or any similar plan or other awards under any other plan of the Company or any of its Affiliates. Any member of the Committee shall be eligible to receive Awards while serving on the Committee.

            Awards may be granted by the Committee at any time and from time to time to new Participants, or to then Participants, or to a greater or lesser number of Participants, and may include or exclude previous Participants, as the Committee shall determine.

            Except as required by this Plan, Plan Awards granted at different times need not contain similar provisions. The Committee’s determinations under the Plan (including without limitation, determinations of which individuals, if any, are to receive Awards, the form, amount and timing of such Awards, the terms and provisions of such Awards and the agreements evidencing same) need not be uniform and may be made by it selectively among individuals who receive, or are eligible to receive, under the Plan.

Section 4. Stock Subject to Plan

            Subject to the following provisions of this Section 4 and to the provisions of Section 7, the maximum number of Shares with respect to which Awards may be granted during the term of the Plan shall be 13,000,000.

            During the term of this Plan, the Company will at all times reserve and keep available the number of Shares that shall be sufficient to satisfy the requirements of this Plan. Shares will be made available from the currently authorized but unissued shares of the Company or from shares currently held or subsequently reacquired by the Company as treasury shares, including shares purchased in the open market or in private transactions.

            The grant of any Award hereunder shall count, equal in number to the Shares represented by such Award, towards the share maximum indicated in this Section 4. To the extent that (i) any outstanding Option for any reason expires, is terminated, forfeited or canceled without having been exercised, or if any other Award is forfeited or otherwise does not result in the delivery of Shares by the Company, and (ii) any Shares covered by an Award are not delivered because the Award is settled in cash or used to satisfy the applicable tax withholding obligation, such Shares shall be deemed to have not been delivered and shall be restored to the share maximum. If the exercise price of any Option granted under the Plan is satisfied by tendering Shares to the Company (by either actual delivery or attestation), the number of Shares tendered shall be restored to the share maximum.

Section 5. Forms and Terms of Awards Under the Plan

        (a)   In General. The Committee may grant any of the following types of Awards, either singly or in combination with other Awards:

                   (i)  Incentive Stock Options. An incentive stock option (an “Incentive Option”) shall convey to the Participant the right to purchase from the Company a stated number of Shares at an Exercise Price and for a period of time established by the Committee. An Incentive Option is both intended to be and qualifies as an incentive stock option under Section 422 of the Code.

                   (ii)  Nonqualified Stock Options. A nonqualified stock option (a“Nonqualified Option”) shall convey to the Participant the right to purchase from the Company a stated number of Shares at an Exercise Price and for a period of time established by the Committee. A Nonqualified Option is not intended to be or does not qualify as an Incentive Option under Section 422 of the Code.

(iii) Stock Appreciation Rights. A Stock Appreciation Right is an Award in the form of a right to receive, upon surrender of the right, but without other payment, an amount based on appreciation in

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the value of Stock over a base price established in the Award, payable in cash or Stock, at times and upon conditions (which may include a Change in Control), as may be approved by the Committee.

(iv) Restricted Stock. Restricted Stock is an Award of Shares that are issued to a Participant such that the Participant is thereupon the legal owner of such Shares with all of the attendant rights and privileges of ownership, but remains subject to a risk of forfeiture of such ownership back to the Company for a period of time specified on the Date of Grant. Such forfeiture may be conditioned on the continued performance of services or the achievement of individual, divisional, or corporate goals. Restricted Stock will also be subject to restrictions on transfer and such other restrictions on incidents of ownership as the Committee may determine, for the same period of time as the risk of forfeiture.

(v) Restricted Stock Units. A Restricted Stock Unit is an Award payable in cash or Stock and represented by a bookkeeping credit, in which both the number of Shares and the Settlement Date (subject to any subsequent deferral election by the Participant) are fixed on the Date of Grant. The value of each Restricted Stock Unit equals the Fair Market Value of a share of Stock, as such value may change up to the date the Stock Unit Vests. The actual payment of cash or Stock to the Participant at the Settlement Date may be made contingent, in the sole discretion of the Committee, upon (A) solely continued service, or (B) both continued service and the achievement of an individual, divisional or corporate goal. Restricted Stock Units are not outstanding shares of Stock and do not entitle a Participant to voting or other rights or dividends with respect to Stock, unless and until actually paid out in the form of Stock.

(vi) Performance Shares. A Performance Share is a variable Award payable in cash or Stock and represented by a bookkeeping credit, in which the number of Shares (or value thereof) to be transferred to the Participant at the end of a performance measurement period will be a function of both continued service and the relevant achievement of individual, divisional or corporate goals. The value of each Performance Share equals the Fair Market Value of a share of Stock, as such value may change up to the date the Performance Share Vests. Shares actually transferred following the end of the performance measurement period will not be restricted by the Company in any way, other than as required by law.

             (b)      Provisions Applicable to All Forms of Awards. Subsequent to the grant of any Award, the Committee may, at any time before the complete expiration of such Award, Vest the Award in whole or part or accelerate the time or times at which such Award may become Vested in whole or in part in the future(without reducing the term of such Award).

             To the extent that the Company is required to withhold any Federal, state or other taxes in respect of any compensation income realized by the Participant in respect of shares acquired pursuant to an Award, or in respect of the Vesting of any such shares of Stock, then the Company shall deduct from either such Shares or any payments of any kind otherwise due to such Participant the aggregate amount of such Federal, state or other taxes required to be so withheld. If such payments are insufficient to satisfy such Federal, state or other taxes, then such Participant will be required to pay to the Company, or make other arrangements satisfactory to the Company regarding payment to the Company of, the aggregate amount of any such taxes. All matters with respect to the total amount of taxes to be withheld in respect of any such compensation income shall be determined by the Company in its sole discretion.

            (c)       Provisions Applicable to Stock Options and Stock Appreciation Rights. Subject to the limitations of the Plan, the Committee shall designate from time to time those Eligible Individuals to be granted Options, the time when each Option shall be granted, the number of Shares subject to such Option, whether such Option is an Incentive Option or a Nonqualified Option, and the Exercise Price of the Option Shares. Options shall be evidenced by Agreements in such form and containing such terms and provisions not inconsistent with the provisions of the Plan as the Committee may from time to time approve. Each Optionee shall be notified of such grant and a written Agreement shall be executed and delivered by the Company to the Optionee. Subject to the other provisions of the Plan, the same person may receive Incentive Options and Nonqualified Options at the same time and pursuant to the same Agreement, provided that Incentive Options and Nonqualified Options are clearly designated as such.

            Option Agreements shall conform to the terms and conditions of the Plan. Such Agreements may provide that the grant of any Option under the Plan, or that Stock acquired pursuant to the exercise of any Option, shall be subject to such other conditions (whether or not applicable to an Option or Stock received by any other Optionee) as the Committee determines appropriate, including, without limitation, provisions conditioning exercise upon the occurrence of certain events or performance or the passage of time, provisions to assist the Optionee in financing the purchase of Stock through the exercise of Options, provisions for forfeiture, restrictions on resale or other disposition of shares acquired pursuant to the exercise of Options, provisions conditioning the grant of the Option or future Options upon the Optionee retaining ownership of Shares acquired upon exercise for a stated period of time, and provisions to comply with federal and state securities laws and federal and state income tax and other payroll tax withholding requirements.

            The price at which Shares may be purchased upon exercise of an Option shall be fixed by the Committee on the Date of Grant and may not be less than 100% of the Fair Market Value of the Option Shares as of the Date of Grant. All Options shall specify the term during which the Option may be exercised, which shall be in all cases ten years or less.

           No Option may be exercised in part or in full before the Vesting Date(s) set forth in its terms, other than in the event of acceleration as provided in Section 7. No Option may be exercised prior to the day following the six-month anniversary of the Date of Grant, or after the Option expires by its terms as set forth in the applicable Agreement. In the case of an Option that is exercisable in installments, installments that are exercisable and not exercised shall remain exercisable during the term of the Option. The grant of an Option shall impose no obligation on the Optionee to exercise such Option.

            The Committee may specify in any Agreement a vesting schedule that must be satisfied before Options become Vested, such that all or any portion of an Option may not become Vested until a Vesting Date or Vesting Dates, or until the occurrence of one or more specified events, subject in any case to the terms of the Plan.

            No Option shall be transferable other than by will or the laws of descent and distribution, other than pursuant to an order issued by a court of competent jurisdiction in connection with the divorce or bankruptcy of the Participant. During the lifetime of the Optionee, the Option shall be exercisable only by such Optionee or his/her court-appointed legal representative or transferee. Notwithstanding anything herein to the contrary, the Committee may, in its sole discretion, provide in the applicable Agreement evidencing a Nonqualified Option that the Optionee may transfer, assign or otherwise dispose of an option (i) to his/her spouse, parents, siblings and lineal descendants, (ii) to a trust for the benefit of the Optionee and any of the foregoing, or (iii) to any corporation or partnership controlled by the Optionee, subject to such conditions or limitations as the Committee may establish to ensure compliance with any rule promulgated pursuant to the Exchange Act, or for other purposes. The terms applicable to the assigned Option shall be the same as those in effect for the Option immediately prior to such assignment and shall be set forth in such documents issued to the assignee as the Company may deem appropriate.

            An Optionee or a transferee of an Option shall have no rights as a stockholder with respect to any Share covered by his/her Option until he shall have become the holder of record of such Share, and he shall not be entitled to any dividends or distributions or other rights in respect of such Share for which the record date is prior to the date on which he shall have become the holder of record thereof.

            The Committee shall not, without first having obtained the approval of the shareholders of the Company, effect the cancellation of any or all outstanding Options under the Plan and the substitution therefore of new Options covering the same or different number of Shares but with an exercise price per share based on the Fair Market Value per Share on the new option grant date.

            The following additional provisions shall be applicable to Incentive Options, but only if, and to the extent, required by section 422 of the Code:

(i) Incentive Options shall be specifically designated as such in the applicable Agreement, and may be granted only to those Eligible Individuals who are both (A) Employees of the Company and/or a Subsidiary, and (B) citizens or resident aliens of the United States.

(ii) To the extent the aggregate Fair Market Value (determined as of the time the Option is granted) of the Stock with respect to which any Incentive Options granted hereunder may be exercisable for the first time by the Optionee in any calendar year (under this Plan or any other compensation plan of the Company or any Subsidiary thereof) exceeds $100,000, such Options shall not be considered Incentive Options.

(iii) No Incentive Option may be granted to an individual who, at the time the Option is granted, owns directly, or indirectly within the meaning of Section 424(d) of the Code, stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or of any Subsidiary thereof, unless such Option (i) has an exercise price of at least 110% of the Fair Market Value of the Stock on the Date of Grant of such option; and (ii) cannot be exercised more than five years after the Date of Grant.

(iv) The Exercise Price for Incentive Options shall not be less than the Fair Market Value of the Stock on the Date of Grant.

            Each of the above provisions with respect to the granting, vesting, transferability and exercise of Options, except to the extent they are applicable solely to (i) the actual purchase of stock and payment of consideration or (ii) Incentive Options, shall also apply to the grant of Stock Appreciation Rights by the Committee under the Plan.

             (d)      Provisions Applicable to Restricted Stock and Restricted Stock Units. Awards of Restricted Stock and Restricted Stock Units shall be subject to the right of the Company to require forfeiture of such Shares or rights by the Participant in the event that conditions specified by the Committee in the applicable Agreement are not satisfied prior to the end of the applicable vesting period established by the Committee for such Awards. Conditions for repurchase (or forfeiture) may be based on continuing employment or service or achievement of pre-established performance or other goals and objectives. Subsequent to the grant of an award of Restricted Stock or Restricted Stock Units, the Committee may, at any time before complete termination of such Restricted Stock or Restricted Stock Unit, accelerate the time or times at which such Restricted Stock or Restricted Stock Unit is no longer subject to forfeiture or repurchase.

            A Restricted Stock Unit may provide the Participant with the right to receive dividend payments or dividend equivalent payments with respect to Stock subject to the Award (both before and after the Stock subject to the Award is earned, Vested, or acquired), which payments may be either made currently or credited to an account for the Participant, and may be settled in cash or Stock, as determined by the Committee. Any such settlements, and any such crediting of dividends or dividend equivalents or reinvestment in shares of Stock, may be subject to such conditions, restrictions and contingencies as the Committee shall establish, including the reinvestment of such credited amounts in Stock equivalents.

            Shares represented by Restricted Stock Awards may not be sold, assigned, transferred, pledged or otherwise encumbered, except as permitted by the Committee, during the applicable vesting period. Such Shares shall be evidenced in such manner as the Committee may determine. Any certificates issued in respect of such Shares shall be registered in the name of the Participant and, unless otherwise determined by the Committee, deposited by the Participant, together with a stock power endorsed in blank, with the Company (or its designee). To the extent Shares of a Restricted Stock Award Vest, the Company (or such designee) shall deliver such certificates to the Participant or, if the Participant has died, to the Participant’s Beneficiary. Each certificate evidencing stock subject to Restricted Stock Awards shall bear an appropriate legend referring to the terms, conditions and restrictions applicable to such Award. Any attempt to dispose of stock in contravention of such terms, conditions and restrictions shall be ineffective. During the restriction period, the Participant shall have all the rights of a shareholder for all such Shares, including the right to vote and the right to receive dividends thereon as paid.

             (e)      Provisions Applicable to Restricted Stock Units and Performance Shares. The Committee may provide in the terms of a Restricted Stock Unit or Performance Share Award for the elective deferral by the Participant of the receipt of the actual payment of cash or Stock otherwise due and payable to the Participant pursuant to such Award. In providing for such deferral, the Committee shall limit eligibility, and shall specify such rules regarding the timing and other features of the deferral, so as to comply with all applicable sections of ERISA and the constructive receipt and similar doctrines of the internal revenue laws.

Section 6. Exercises of Stock Options

            An Option may be exercised in whole or in part at any time to the extent such Option has become Vested during the term of such Option; provided, however, that (i) unless otherwise provided by Section 7, an Option may be exercised only while the Optionee is an Employee or Director, and (ii) each partial exercise shall be for whole Shares only. Unless otherwise provided by Section 7, that portion of an Option that has not become Vested as of the date the Optionee ceases to be an Employee or Director shall lapse and be null and void.

            Each Option, or any exercisable portion thereof, may only be exercised by delivery to the Secretary or his/her office, in accordance with such procedures for the exercise of Options as the Company may establish from time to time, of (i) notice in writing signed by the Optionee (or other person then entitled to exercise such Option) that such Option, or a specified portion thereof, is being exercised; (ii) payment in full for the purchased Shares (pursuant to the rules specified below); (iii) such representations and documents as are necessary or advisable to effect compliance with all applicable provisions of Federal or state securities laws or regulations; (iv) in the event that the Option or portion thereof shall be exercised by any individual other than the Optionee, appropriate proof of the right of such individual to exercise the Option or portion thereof; and (v) full payment to the Company of all amounts which, under federal, state or other law, it is required to withhold upon exercise of the Option (pursuant to the rules specified below).

            Except as noted in this paragraph, upon receiving notice of exercise and payment, the Company will cause to be delivered to the Optionee, as soon as practicable, a certificate in the Optionee’s name for the Shares purchased, and within a reasonable time thereafter such transfer shall be evidenced on the books and records of the Company. The Shares issuable and deliverable upon the exercise of an Option shall be fully paid and nonassessable. Shares shall not be issued pursuant to the exercise of an Option unless the exercise of such Option and the issuance and delivery of such Shares pursuant thereto shall comply with all relevant provisions of law, including, without limitation, the Securities Act of 1933, as amended, the Exchange Act, the rules and regulations promulgated thereunder, and the requirements of any stock exchange upon which the Shares may then be listed, and shall be further subject to the approval of counsel for the Company with respect to such compliance.

            Payment for Shares purchased under an Option granted hereunder shall be made in full upon exercise of the Option (except that, in the case of an exercise arrangement approved by the Company and described in clause (iv) below, payment may be made as soon as practicable after the exercise). The method or methods of payment of the purchase price for the Shares to be purchased upon exercise of an Option and of any amounts required for tax withholding purposes shall be determined by the Company and may consist of (i) cash, (ii) check, (iii) the tendering, by either actual delivery or by attestation, of whole shares of Stock, valued at Fair Market Value as of the day of exercise, or (iv) through a special sale and remittance procedure pursuant to which the Optionee shall concurrently provide irrevocable written instructions to (a) a brokerage firm acceptable to the Company to effect the immediate sale of the purchased shares and remit to the Company, out of the sale proceeds available on the settlement date, sufficient funds to cover the aggregate exercise price payable for the purchased shares plus all applicable Federal, state and other employment taxes required to be withheld by the Company by reason of such exercise, and (b) the Company to deliver the certificates for the purchased Shares directly to such brokerage firm in order to complete the sale. The permitted method or methods of payment of the amounts payable upon exercise of an Option may be transacted by the Optionee him/herself or by a broker designated by him/her (other than a payment described in clause (iv) above), and, if other than in cash, shall be set forth in the applicable agreement.

            Each Agreement shall require that an Optionee pay to the Company, at the time of exercise of a Nonqualified Option, such amount as the Company deems necessary to satisfy the Company’s obligation to withhold federal or state income or other applicable taxes incurred by reason of the exercise or the transfer of Shares thereupon. To the extent permitted by the Option Agreement, an Optionee may satisfy such withholding requirements by having the Company withhold from the number of Shares otherwise issuable upon exercise of the Option that number of shares having an aggregate Fair Market Value on the date of exercise equal to the amount required by law to be withheld.

            An Option Agreement evidencing a Nonqualified Option may provide that the Optionee may elect to defer the receipt of all or a portion of the Shares purchased upon exercise of the Option (the “Deferral Election”). If inclusion of the right to make such Deferral Election is acceptable to the Committee, the Agreement shall provide, in addition to such other terms and conditions as the Committee shall prescribe, that: (i) following the date on which the Option becomes fully Vested, the period of time during which the Optionee may elect whether the Option is to be made subject, in whole or part, to the Deferral Election (to the extent made subject, the “Modified Option”), (ii) the Modified Option may not be exercised within six months of the effective date of the Deferral Election, (iii) the Option Price shall be paid by tendering, by either actual delivery or by attestation, whole shares of Stock, valued at Fair Market Value as of the day of exercise, (iv) the Company shall remit to the Optionee, as soon as practicable after the exercise, those shares tendered to satisfy the purchase price, and (v) until the delivery of the Shares, the Optionee shall not be the owner of those Shares and shall have only an unfunded and unsecured contractual right to receive them.

Section 7. Events Affecting Plan Reserve or Plan Awards

            If the Company subdivides its outstanding shares of Stock into a greater number of shares of Stock (including, without limitation, by stock dividend or stock split) or combines its outstanding shares of Stock into a smaller number of shares (by reverse stock split, reclassification or otherwise), or the Committee determines that any stock dividend, extraordinary cash dividend, reclassification, recapitalization, reorganization, split-up, spin-off, combination, exchange of shares, warrants or rights offering to purchase Stock, or other similar corporate event (including mergers or consolidations) affects the Stock such that an adjustment is required in order to preserve the benefits or potential benefits intended to be made available under this Plan, then the Committee shall, in such manner as it may deem equitable and appropriate, make such adjustments to any or all of (i) the number of shares of Stock reserved for the Plan, (ii) the number of shares subject to outstanding Options and other Awards, (iii) the Exercise Price with respect to outstanding Options, and any other adjustment that the Committee determines to be equitable; provided, however, that the number of shares subject to any Option shall always be a whole number. The Committee may provide for a cash payment to any Participant of a Plan Award in connection with any adjustment made pursuant to this Section 7.

            Any such adjustment to an Option shall be made without a change to the total Exercise Price applicable to the unexercised portion of the Option (except for any change in the aggregate price resulting from rounding-off of share quantities or prices), and shall be final and binding upon all Participants, the Company, their representatives, and all other interested persons.

            In the event of a transaction involving (i) a merger or consolidation in which the Company is not the surviving company or (ii) the sale or disposition of all or substantially all of the Company’s assets, provision shall be made in connection with such transaction for the assumption of Awards theretofore granted under the Plan, or the substitution for such Awards of new options of the successor corporation, with appropriate adjustment as to the number and kind of Shares and the purchase price for Shares thereunder. Alternatively, in the discretion of the Committee, the Plan and the Awards issued hereunder shall terminate on the effective date of such transaction if appropriate provision is made for payment to the Participant of an amount in cash equal to the Fair Market Value of a Share multiplied by the number of Shares subject to the Awards (to the extent such Awards have not been exercised) less the exercise price for such Awards (to the extent such Awards have not been exercised). Further, any obligations under the plan to deliver Shares of Stock in the future shall be similarly adjusted.

            If a Participant has a Termination of Service by reason of his/her death or Disability, then notwithstanding any contrary waiting period, installment period or vesting schedule in any Agreement or in the Plan, unless the applicable Agreement provides otherwise, each outstanding Award granted to such Participant shall immediately become Vested and, if an Option, exercisable in full in respect of the aggregate number of shares covered thereby.

            If an Optionee has a Termination of Service by reason of his/her death or Disability prior to the expiration date of his/her Option, or if an Optionee dies subsequent to his/her Termination of Service on account of such Disability but prior to the expiration date of his/her Option, and in either case all or some portion of such Option is Vested and exercisable pursuant to the terms of this Plan and of the Option Agreement, such Option may be exercised by the Optionee or by the Optionee’s estate, personal representative or beneficiary, as the case may be, at any time prior to the earlier of (i) one year following the date of the Optionee’s death or disability, or such later time not to exceed an additional year as the Committee may from time to time determine in its discretion on a case by case basis, or (ii) the expiration date of such Option.

            If an Optionee has a Termination of Service for any reason other than his/her death or Disability prior to the expiration date of his/her Option, and all or some portion of such Option is Vested and exercisable pursuant to the terms of this Plan and of the Option Agreement, such Option may be exercised by the Optionee at any time prior to the earlier of (i) three months following the date of the Optionee’s Termination, or such later time not to exceed an additional nine months as the Committee may from time to time determine in its discretion on a case by case basis, or (ii) the expiration date of such Option.

            The Company may determine whether any given leave of absence constitutes a termination of employment and, if it does not, whether the time spent on the leave will or will not be counted as vesting credit; provided, however, that for purposes of the Plan (i) a leave of absence, duly authorized in writing by the Company, if the period of such leave does not exceed 90 days, and (ii) a leave of absence in excess of 90 days, duly authorized in writing by the Company, provided (a) the Employee’s right to reemployment is guaranteed either by statute or contract, or (b) for the purpose of military service, shall not be deemed a termination of employment.

            Following a Change of Control, if a Participant has a Termination of Service within eighteen (18) months of such Change of Control, other than by reason of (a) death, (b) Disability, (c) termination for Cause, or (d) termination by the Participant for other than Good Reason, then notwithstanding any contrary waiting period, installment period or vesting schedule in any Agreement or in the Plan, each outstanding Award granted to such Participant shall immediately become Vested, and, if an Option, exercisable in full in respect of the aggregate number of shares covered thereby.

            “ Change of Control” shall mean (i) the acquisition by any individual, entity or group (other than the Company, Cruise Associates and/or A. Wilhelmsen AS or an affiliate of any of them) of beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) of more than 50% of the then outstanding voting securities of the Company entitled to vote generally in the election of Directors (the “Voting Securities”); (ii) during any period of 24 consecutive months, a majority of the Board shall no longer be composed of individuals (a) who were members of the Board on the first day of such period, or (b) whose election or nomination to the Board were approved by a vote of at least two-thirds of the members of the Board who were members of the Board on the first day of such period, or (c) whose election or nomination to the Board was approved by a vote of at least two-thirds of the members of the Board referred to in the foregoing subclauses (a) and (b); (iii) consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company (a “Business Combination”) unless, following such Business Combination (a) the beneficial owners of the Voting Securities of the Company immediately prior to the Business Combination beneficially own more than 50% of the combined voting power of the voting securities entitled to vote generally in the election of directors of the corporation resulting from such Business Combination, and (b) at least a majority of the board of directors of the corporation resulting from such Business Combination were members of the Company’s Board at the time of the action of the Company’s Board providing for such Business Combination; (iv) consummation of a reorganization, merger or consolidation with another corporation or business entity not already under common control with the Company, or the acquisition of stock or assets of such other corporation or business entity, if the market capitalization of the other corporation or entity, or the stock or assets acquired, is equal to or greater than the Company’s market capitalization immediately prior to the closing of such transaction; or (v) approval by the shareholders of the Company of a complete liquidation or dissolution of the Company.

            “Cause” shall mean (i) an act of material dishonesty, including, without limitation, fraud, misappropriation, embezzlement, financial misrepresentation or other similar behavior, (ii) conviction of, or the entry of a plea of guilty or nolo contendere to, the commission of a felony; (iii) an action or failure to act that demonstrates a conflict of interest in which the person acts for his or her own benefit to the detriment of the Company; (iv) an action or failure to act that constitutes a material breach of the person’s duties to the Company; or (v) the failure to follow the lawful directives of the Company provided that those directives are consistent with the person’s duties to the Company.

            “Good Reason” shall mean (i) the assignment to the person without the person’s consent of any duties materially inconsistent with the person’s position (including status, offices and titles), authority, duties or responsibilities as they existed prior to the Change of Control; (ii) any action by the Company which results in a material diminuition in the person’s position, authority, duties, responsibilities, compensation or benefits as they existed prior to the Change of Control without the person’s consent; or (iii) the Company requiring that the person relocate his or her principal business office more than 100 miles from the location existing prior to the Change of Control without the person’s consent.

            In addition to any action required or authorized by the terms of an Award, the Committee may take any other action it deems appropriate to ensure the equitable treatment of Participants in the event of or anticipation of a Change of Control, including but not limited to any one or more of the following with respect to any or all Awards: (i) the acceleration or extension of time periods for purposes of exercising, vesting in, or realizing gains from, the Awards, (ii) the waiver of conditions on the Awards that were imposed for the benefit of the Company, (iii) provision for the cash settlement of the Awards for their equivalent cash value, as determined by the Committee, as of the date of the Change of Control; or (iv) such other modifications or adjustments to the Awards as the Committee deems appropriate to maintain and protect the rights and interests of Participants upon or following the Change of Control.

Section 8. Administration

            The Plan shall be administered by the Compensation Committee of the Board unless a different committee is appointed by the Board.

                    The Committee’s administration of the Plan shall be subject to the following:

(a)	Subject to the provisions of the Plan, the Committee will have the authority and discretion to select from among the Eligible Individuals those persons who shall receive Awards, to determine the time or times of receipt, to determine the types of Awards and the number of shares covered by the Awards, to establish the terms, conditions, performance criteria, restrictions, and other provisions of such Awards, and, subject to the restrictions of Section 11, to cancel or suspend Awards.

(b)	To the extent that the Committee determines that the restrictions imposed by the Plan preclude the achievement of the material purposes of the Awards in jurisdictions outside the United States, the Committee will have the authority and discretion to modify those restrictions as the Committee determines to be necessary or appropriate to conform to applicable requirements or practices of those jurisdictions.

            With respect to the grant of Awards to Eligible Individuals who are not Executive Officers or Directors, and except to the extent prohibited by applicable law or the applicable rules of a stock exchange, the Committee may delegate to any person or persons selected by it, who may or may not be Directors, (“a Subcommittee”) all or any part of its responsibilities and powers as set forth above. Any such allocation or delegation may be revoked by the Committee at any time.

            The Company and its Affiliates shall furnish the Committee with such data and information as it determines may be required for it to discharge its duties. The records of the Company and its Affiliates as to an Employee’s or Participant’s employment (or other provision of services), Termination of Service, leave of absence, reemployment and compensation shall be conclusive on all persons unless determined to be incorrect. Participants and other persons entitled to benefits under the Plan must furnish to the Company such evidence, data, or information, as the Committee or the Company considers desirable to carry out the terms of the Plan.

            The Committee is authorized, subject to the provisions of the Plan, to establish, amend and rescind such rules and regulations, as it deems necessary or advisable for the proper administration of the Plan and to take such other action in connection with or in relation to the Plan, as it deems necessary or advisable. Each action and determination made or taken pursuant to the Plan by the Committee, including any interpretation or construction of the Plan, shall be final and conclusive for all purposes and upon all persons.

            No member of the Committee shall be personally liable for any action, determination or interpretation made by him/her or the Committee in good faith with respect to the Plan or any Award granted pursuant thereto.

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            The Committee, the Company, and its officers and directors, shall be entitled to rely upon the advice, opinions or valuations of any attorneys, consultants, accountants or other persons employed to assist them in connection with the administration of the Plan.

Section 9. Government Regulations and Registration of Shares

            The Plan, and the grant and exercise of Awards hereunder, and the Company’s obligation to sell and deliver stock under Options, shall be subject to all applicable federal and state laws, rules and regulations and to such approvals by any regulatory or governmental agency as may be required.

            The obligation of the Company with respect to Awards shall be subject to all applicable laws, rules and regulations and such approvals by any governmental agencies as may be required, including, without limitation, the effectiveness of any registration statement required under the Securities Act of 1933, and the rules and regulations of any securities exchange or association on which the Stock may be listed or quoted. For so long as the Stock of the Company is registered under the Exchange Act, the Company shall use its reasonable efforts to comply with any legal requirements (i) to maintain a registration statement in effect under the Securities Act of 1933 with respect to all shares of the applicable series of Stock that may be issued to Participants under the Plan, and (ii) to file in a timely manner all reports required to be filed by it under the Exchange Act.

Section 10. Miscellaneous Provisions

            Legends.   Each certificate evidencing Stock obtained through the Plan shall bear such legends as the Company deems necessary or appropriate to reflect or refer to any terms, conditions or restrictions applicable to such Shares, including, without limitation, any to the effect that the Shares represented thereby (i) are subject to contractual restrictions regarding disposition, and (ii) may not be disposed of unless the Company has received an opinion of counsel, acceptable to the Company, that such dispositions will not violate any federal or state securities laws.

        Rights of Company. Nothing contained in the Plan or in any Agreement, and no action of the Company or the Committee with respect thereto, shall interfere in any way with the right of the Company or an Affiliate to terminate the employment of the Participant at any time, with or without cause. The grant of Awards pursuant to the Plan shall not affect in any way the right or power of the Company to make reclassifications, reorganizations or other changes of or to its capital or business structure or to merge, consolidate, liquidate, sell or otherwise dispose of all or any part of its business or assets.

        Designation of Beneficiaries. Each Participant who shall be granted a Plan Award may designate a beneficiary or beneficiaries and may change such designation from time to time by filing a written designation of beneficiary or beneficiaries with the Company on a form to be prescribed by it, provided that no such designation shall be effective unless so filed prior to the death of such person.

        Compliance with Other Laws and Regulations. Notwithstanding anything contained herein to the contrary, the Company shall not be required to sell or issue shares of Stock if the issuance thereof would constitute a violation by the Company of any provisions of any law or regulation of any governmental authority or any national securities exchange or other forum in which shares of Stock are traded (including without limitation Section 16 of the Exchange Act); and, as a condition of any sale or issuance of shares of Stock, the Company may require such agreements or undertakings, if any, as the Company may deem necessary or advisable to assure compliance with any such law or regulation. The Plan, the grant of Awards and exercise of Options hereunder, and the obligation of the Company to sell and deliver shares of Stock, shall be subject to all applicable federal and state laws, rules and regulations and to such approvals by any government or regulatory agency as may be required. To the extent the Plan provides for issuance of stock certificates to reflect the issuance of shares of Stock, the issuance may be effected on a non-certificated basis, to the extent not prohibited by applicable law or the applicable rules of any stock exchange.

        Payroll Tax Withholding. The Company’s obligation to deliver shares of Stock under the Plan shall be subject to applicable federal, state and other tax withholding requirements. Federal, state, and other tax due upon the exercise of any Award may, in the discretion of the Company, be paid in shares of Stock already owned by the Optionee or through the withholding of shares otherwise issuable to such Optionee, upon such terms and conditions (including, without limitation, the conditions referenced in Section 6) as the Company shall determine which shares shall have an aggregate Fair Market Value equal to the required minimum withholding payment. If the Optionee shall fail to pay, or make arrangements satisfactory to the Committee for the payment to the Company of all such federal, state and other taxes required to be withheld by the Company, then the Company shall, to the extent permitted by law, have the right to deduct from any payment of any kind otherwise due to such Optionee an amount equal to federal, state or other taxes of any kind required to be withheld by the Company.

        Non-Exclusivity of the Plan. Neither the adoption of the Plan by the Board nor the submission of the Plan to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of stock options and the awarding of stock and cash otherwise than under the Plan, and such arrangements may be either generally applicable or applicable only in specific cases.

        Exclusion from Benefit Computation. By accepting an Award, unless otherwise provided in the applicable Agreement, each Participant shall be deemed to have agreed that such Award is special incentive compensation that will not be taken into account, in any manner, as salary, compensation or bonus in determining the amount of any payment under any health and welfare, pension, retirement or other employee benefit plan, program or policy of the Company or any Subsidiary. In addition, each beneficiary of a deceased Participant shall be deemed to have agreed that such Award will not affect the amount of any life insurance coverage, if any, provided by the Company on the life of the Participant which is payable to such beneficiary under any life insurance plan covering employees of the Company or any Subsidiary.

        Governing Law. The Plan shall be governed by, and construed in accordance with, the laws of the State of Florida.

        Use of Proceeds. Proceeds from the sale of Shares pursuant to Options granted under this Plan shall constitute general funds of the Company.

         No Rights to Continued Employment. The Plan does not constitute a contract of employment, and selection as a Participant will not give any participating Employee or other Eligible Individual the right to be retained in the employ of the Company or any Subsidiary, or the right to continue to provide services to the Company or any Subsidiary, nor any right or claim to any benefit under the Plan, unless such right or claim has specifically accrued under the terms of the Plan.

        Form and Time of Elections. Unless otherwise specified herein, each election required or permitted to be made by any Participant or other person entitled to benefits under the Plan, and any permitted modification, or revocation thereof, shall be in writing filed with the Company at such times, in such form, and subject to such restrictions and limitations, not inconsistent with the terms of the Plan, as the Company shall require.

        Unfunded Status. Neither a participant nor any other person shall, by reason or participation in the Plan, acquire any right in or title to any assets, funds or property of the Company or any Affiliate whatsoever, including, without limitation, any specific funds, assets, or other property which the Company or any Affiliate, in its sole discretion may set aside in anticipation of a liability under the Plan. A Participant shall have only a contractual right to the Stock or amounts, if any, payable under the Plan, unsecured by any assets of the Company or any Subsidiary, and nothing contained in the Plan shall constitute a guarantee that the assets of the Company or any Affiliate shall be sufficient to pay any benefits to any person.

Section 11. Amendment and Termination of This Plan

                 The Committee may at any time terminate, suspend or discontinue this Plan. The Committee may amend this Plan at any time, provided that any material amendment to the Plan will not be effective unless approved by the Company’s stockholders. The Committee may at any time alter or amend any or all Award Agreements under this Plan in any manner that would be authorized for a new Award under this Plan, so long as such an amendment would not require approval of the Company’s stockholders if such amendment was made to the Plan. Notwithstanding the foregoing, no such action by the Board or the Committee shall, in any manner adverse to a Participant, affect any Award then outstanding and evidenced by an Award Agreement without the consent in writing of the Participant or a Beneficiary who has become entitled to an Award.

DOCUMENT NO. 2

▼FOLD AND DETACH HERE ▼

ROYAL CARIBBEAN CRUISES LTD.
PROXY SOLICITED BY THE BOARD OF DIRECTORS FOR THE ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD MAY 25, 2004

The undersigned hereby appoints Richard D. Fain and Luis E. Leon, and each of them, as the undersigned’s attorneys and agents to vote as Proxy for the undersigned, as herein stated, at the annual meeting of shareholders of Royal Caribbean Cruises Ltd. to be held at the Hyatt Regency, Miami, Florida on Tuesday, May 25, 2004 at 9:00 A.M., local time, and at any adjournment or postponement thereof, according to the number of votes the undersigned would be entitled to vote if personally present, on the proposals set forth below and in accordance with their discretion on any other matters that may properly come before the meeting or any adjournments or postponements thereof. The undersigned hereby acknowledges receipt of the Notice and Proxy Statement, dated April 22, 2004, and Annual Report to Shareholders for 2003.

The Board of Directors unanimously recommends a vote FOR Items 1, 2 and 3.

1.	Election of Class II Directors For the election of Tor B. Arneberg, William L. Kimsey, Gert W. Munthe and Thomas J. Pritzker.

☐	FOR all persons listed (Except as marked to the contrary)	☐	WITHHOLD AUTHORITY to vote for all persons listed

INSTRUCTION: To withhold authority to vote for any individual person, line through the name of that person.

2.	Approval of the Amended and Restated 2000 Stock Award Plan.

☐ FOR	☐	AGAINST	☐	ABSTAIN

3.	Ratification of appointment of PriceWaterhouseCoopers LLP as the Company's independent accountants for 2004.

☐ FOR	☐	AGAINST	☐	ABSTAIN

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(continued from other side)

       THE SHARES COVERED BY THIS PROXY WILL BE VOTED AS SPECIFIED. IF NO SPECIFICATIONS ARE MADE, THE PROXY WILL BE VOTED IN FAVOR OF PROPOSALS 1, 2 AND 3.

       Please sign exactly as your name appears on this Proxy. If acting as executor, administrator, trustee, guardian, etc., you should so indicate when signing. If a corporation, please sign the full corporate name by duly authorized officer. If a partnership, please sign the full partnership name by authorized person. If shares are held jointly, each shareholder named should sign.

PLEASE FILL IN, DATE, SIGN AND RETURN THIS PROXY IN THE ACCOMPANYING ENVELOPE. NO POSTAGE IS REQUIRED IF RETURNED IN THE ACCOMPANYING ENVELOPE AND MAILED IN THE UNITED STATES.

Dated:	, 2004

Signature

Signature

PLEASE SIGN AND DATE HERE AND RETURN PROMPTLY